Exhibit 99.1

29 August 2003

James Hardie Industries N.V. ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.
All correspondence to: Computershare Investor Services Pty Ltd GPO Box 2975 Melbourne VIC 3001 Australia
Level 3, 60 Carrington Street Sydney NSW 2000 Australia Telephone enquiries:
Phone within Australia 1300 855 080 Phone from outside Australia +613 9615 5970 Facsimile 612 8234 5050

Dear Security holder,

Annual Renewal of Form A — Dutch withholding tax declaration required by Australian residents for dividends to be paid in the period from 1 October 2003 to 30 September 2004

Last year’s Form A declarations will expire on 1 October 2003.

Please find enclosed a Form A declaration renewal that will allow most security holders who are Australian residents for tax purposes to apply for a reduction in the rate of Dutch withholding tax from 25% to 15% before the payment of a dividend within the duration of the form. Please read the form carefully and, if you are eligible, complete the Form A and return it in the enclosed reply paid envelope as soon as possible.

Most holders eligible to complete Form A will be able to claim the withholding tax deducted as a foreign tax credit against their Australian tax payable.

Holders who are ineligible to complete Form A can find information on how to claim a reduction in the rate of withholding tax after the payment of a dividend from www.jameshardie.com (select investor relations, then shareholder services, then tax information) or from Computershare at the above address.

If you have any questions about the enclosed, please contact Computershare Investor Services at the above address.

Yours faithfully

Alan McGregor
Chairman